Exhibit 99.1

ATTUNITY FILES APPLICATION FOR RELISTING ON THE NASDAQ CAPITAL
MARKET AND ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

Burlington, MA– May 16, 2012 – Attunity, Ltd. (OTC Bulletin Board: ATTUF), a leading provider of information availability software solutions, announced today that it has filed an application to relist its ordinary shares on the NASDAQ Capital Market and that it will hold a special meeting of shareholders on Thursday, June 21, 2012 at 10:00 a.m. (Israel Time) in connection therewith, as described below.

Proposed NASDAQ Relisting

The Company reported that it has filed an application for listing its ordinary shares on the NASDAQ Capital Market. The Company's listing on the NASDAQ Capital Market will be subject to review by NASDAQ and dependent upon the Company meeting all relevant quantitative and qualitative listing criteria of NASDAQ, including satisfying NASDAQ's minimum bid price requirement of $2.00 or $3.00 per share (depending on the applicable listing standard). The Company believes it currently meets all of NASDAQ's eligibility requirements with the exception of the minimum bid price requirement.

“Relisting our ordinary shares on the NASDAQ will allow a broader range of investors the ability to buy our ordinary shares and create greater liquidity for the shares. This uplisting is also expected to provide greater visibility within the investment community and reflects the significant financial progress we have achieved as part of our effort to build shareholder value," commented Shimon Alon, Chairman and CEO of Attunity. “Over the past two years, we have made significant progress in growing our business globally as a leading provider of information availability software solutions. This has included the development of new innovative solutions and the acquisition of RepliWeb in 2011, creating one of the most complete solutions for the management of structured and unstructured data. We are excited by our growth, which has resulted in increased profitability, our expansion into the Big Data and Cloud Computing space, as it comes into contact with enterprises, and now, executing our plan to relist on NASDAQ.”

The Special Meeting of Shareholders

The Company announced that that it will hold a special meeting of shareholders on Thursday, June 21, 2012 at 10:00 a.m. (Israel Time) at Attunity’s offices in Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is May 16, 2012.

The agenda of this special meeting is to authorize Attunity's Board of Directors to effect a maximum 1-for-5 reverse split of Attunity’s ordinary shares in connection with the possible relisting of its shares on NASDAQ and to approve related amendments to Attunity’s Memorandum and Articles of Association. The Company clarified that it does not intend to effect a reverse split, unless and until its Board of Directors determines at a future date it is necessary and advisable in order to relist on NASDAQ.

This item requires the approval of no less than 75% of the shares voted on the matter.

In the absence of a requisite quorum of shareholders at the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, or any other date and place as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.

Additional Information and Where You Can Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement describing the matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on the matter. Attunity will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, Attunity’s website at www.attunity.com or by directing such request to the Company's Investor Relations below.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our outlook for 2012 or relisting on NASDAQ and its possible effects, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity, Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com